VIA EDGAR TRANSMISSION

May 17, 2019

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington D.C. 20549-4631

Attn: Office of Manufacturing and Construction

Re:	Griffon Corporation
Form 10-K for the fiscal year ended September 30, 2018
Filed November 19, 2018
File No. 1-6620

Thank you for your letter dated May 7, 2019 regarding the above-referenced matter. In response to your comments, Griffon Corporation (“Griffon” or the “Company”) is supplying the information as detailed below. For your convenience, our responses follow each of your comments, which are reproduced below. In situations in which we provide future expected disclosures, such disclosures have been drafted as though they were included in our Form 10-K for the year ended September 30, 2018. All amounts are in thousands, except per share data, unless otherwise noted.

Form 10-K for Fiscal Year Ended September 30, 2018

Consolidated Results of Operations, page 31

1.	With regard to your discussion of consolidated revenues you indicate that the increase in revenue from continuing operations for the year ended September 30, 2018 was driven by revenue at HBP from both recent acquisition and organic growth offset by decreased revenues at Telephonics. Your discussion of the increase in segment revenues also refers to the favorable impact of acquisitions as well as increased favorable mix and price at CBP and AMES, and volume increases at CBP and AMES’ non US locations offset by AMES US decrease due to unfavorable weather. Please quantify each factor identified as a cause for the 48% increase in your consolidated and segment revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response

In future filings, we will expand our Management’s Discussion and Analysis of Financial Condition and Results of Operations. Below is a revised revenue discussion of 2018 compared to 2017 for the Home and Building Products segment; see underlines and strikethroughs for changes.

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com

Segment revenue increased $538,311, or 48%, compared to the prior year period, with 41% due to the AMES acquisitions of La Hacienda, Tuscan Path, ClosetMaid (“CM”), Harper and Kelkay, and CBP’s acquisition of CornellCookson (“CC”); ~~as well as~~ 6% due to ~~increased~~ favorable mix and price at CBP and AMES; and 1% resulting from an increase in volume ~~increase at~~ driven by CBP and AMES’ non US locations partially offset by AMES US ~~decrease~~ due to unfavorable weather. 2018 CM and CC revenue was $311,568 and $66,654, respectively. Organic growth was 7%.

Reconciliation of Income from Continuing Operations to Adjusted Income from Continuing Operations, page 33

2.	We note you present certain adjustments in your non-GAAP performance measures Adjusted income from continuing operations and Adjusted earnings per share from continuing operations net of income taxes. Please revise to present the effect of income taxes as a separate adjustment and expand your disclosure to clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued April 4, 2018. Please address this comment as it relates to similar presentations in press releases included in your Item 2.02 Forms 8-K.

Response

In future filings we will revise the reconciliation table to present the effect of income taxes as a separate adjustment and disclose how the tax effects of non-GAAP adjustments are calculated as follows:

	2018	2017	2016
Income from continuing operations	$33,255	$17,783	$19,781
Acquisition costs	7,597	9,617	-
Contract settlement charges	-	5,137	-
Special dividend ESOP charges	3,220	-	-
Secondary equity offering costs	1,205	-	-
Cost of life insurance benefit	2,614	-	-
Tax impact of above items	(6,421)	(5,309)	-
Discrete and other certain tax benefits	(9,384)	(8,274)	(857)
Adjusted income from continuing operations	$32,086	$18,954	$18,924
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Earnings per common share from continuing operations	$0.78	$0.41	$0.45
Adjusting items, net of tax	(0.03)	0.03	(0.02)
Adjusted earnings per share from continuing operations	$0.76	$0.44	$0.43
Weighted-average shares outstanding (in 000)	42,422	43,011	44,109

The tax impacts for the above reconciling adjustments from GAAP to non-GAAP Income from continuing operations and EPS are determined by comparing the company’s tax provision including the reconciling adjustments to the tax provision excluding the adjustments.

Note 7 -- Accrued Expenses, page 75

3.	Please explain the nature of the $17.4 million acquisition related accruals. Please also explain the reason for the $13.1 million increase in the insurance accrual.

Response

The $17.4 million acquisition related accruals included $8.0 million for contingent consideration related to the Kelkay acquisition to be paid, if certain earnings goals are met, in equal increments in fiscal 2019, 2020 and 2021, $9.2 million for post-closing adjustments for the CornellCookson acquisition, which was paid in the first fiscal quarter of 2019 and $0.2 million related to accrued legal costs.

The increase in insurance accruals relates primarily to an approximately $10.0 million life insurance benefit related to the passing of a former executive with the balance related to the inclusion of insurance reserves, primarily workers compensation, for the CornellCookson acquisition and normal course operational accrual fluctuations.

Note 11 -- Income Taxes, page 85

4.	You disclose on page 88 that the decrease in the valuation allowance of $8.9 million is primarily the result of the disposition of PPC and its related valuation allowance on accumulated Germany net operating losses. The deferred tax gain on assets held for sale results from the book versus tax outside basis difference and was removed concurrent with the sale of PPC. In light of this disclosure, please explain how you determined the 13.4% change in valuation adjustment (approximately $4.5 million) in your reconciliation of the statutory rate to your effective tax rate on page 87. Refer to ASC 740-20-45.
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Response

The reconciliation of the statutory rate from continuing operations to the effective rate on page 87 reflects a $4.5 million change in valuation allowance related to continuing operations primarily for the impact of a $4.0 million valuation on foreign tax credits and a change in allowance for state net operating losses (NOLs). The $8.9 million change in valuation allowance reported on page 88 includes both continued and discontinued operations and is primarily related to the disposition of PPC and the related valuation allowance on Germany net operating losses of $13.5 million, partially offset by the recording of a valuation allowance against foreign tax credits of $4.0 million generated by a provision related to the 2017 Tax Cuts and Jobs Act.

Note 17 - Reportable Segments, page 95

5.	We note that you conduct your operations through two reportable segments, Home & Building Products (“HBP”) and Defense Electronics. Your Form 10-K indicates that the HBP reportable segment consists of two companies, The AMES Companies, Inc. (“AMES”) and Clopay Building Products Company, Inc. (“CBP”). Your website indicates that the HBP segment consists of three companies, AMES, CBP and ClosetMaid. We also note from your website that your segment leadership includes a president of CBP and a president of AMES and ClosetMaid. Please tell us how you assessed whether these companies are operating segments as defined in ASC 280-10-50-1. Please identify your CODM and describe the frequency and content of the discrete financial information for these companies that is regularly reviewed by your CODM to make decisions about resources to be allocated and assess performance. In this regard, we note your website indicates that Griffon oversees the operations of its subsidiaries, allocates resources among them and manages their capital structures.

Response

The AMES business, of which ClosetMaid is a part, is managed by the President of AMES. ClosetMaid is one of the brand names for storage and organizational products within AMES. The Griffon website is being redesigned to reflect this organizational structure and further display more of our brands. For instance, in the future, the AMES description will line up with our SEC filings and press releases, as well as highlight the many brands under AMES such as AMES, True Temper, Razor-Back, ClosetMaid, Jackson, Cyclone, Nylex, Kelkay, etc.

ASC 280-10-50-1 lists three criteria that are required to be met in order for a component of a public entity to be defined as an operating segment:

a.	It engages in business activities from which it may earn revenues and incur expenses.
b.	Its operating results are regularly reviewed by the public entity’s CODM to
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make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

AMES and CBP each meet both criterion a. and c. above; however, neither meets criterion b. above, as Griffon’s CODM does not make decisions regarding the allocation of resources to each of these components. Rather, Griffon’s CODM allocates resources to the HBP and Defense Electronics segments based on the operating results of each of these segments. Further, we considered 50-7, which states:

Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.

Griffon’s Chief Operating Officer is the segment manager of HBP and performs the functions set forth in 50-7, including reporting to Griffon’s CODM, Ronald Kramer, Griffon’s Chief Executive Officer. On a monthly basis Mr. Kramer receives both consolidated and operating segment information, which includes profit and loss statements for Defense Electronics and HBP, as well as information for the product lines in each of the segments. The segment information is used to analyze how the Griffon segments are performing and to provide a basis for Griffon’s CODM to make decisions regarding the allocation of resources to each of Griffon’s operating segments. For instance, the HBP segment has performed well in recent years and significant capital has been invested for capital expenditures as well as acquisitions.

6.	If the three companies underlying HBP are individual operating segments, please provide us with a comprehensive analysis of the aggregation guidance in ASC 280-10-50-11, including financial information such as gross margin information to support your conclusion that these companies are economically similar.

Response

As discussed above, CBP and AMES are not individual operating segments, and therefore there is no aggregation analysis. See the response to comment number 5 above.

Also, please note this was addressed in Griffon’s the May 23, 2011 letter, responding to comment number 1 in the April 29, 2011 SEC staff comments letter.

7.	Please provide disclosure of revenue for each product and service or each group of similar products and services, as required by ASC 280-10-50-40. In this regard we note your discussion of AMES’ primary product lines, CBP’s residential and commercial garage doors, and Telephonics’ primary business lines within your Business section.
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Response

ASC 280-10-50-40 states “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.”

HBP is a segment and each of AMES and CBP contains a group of similar products within the HBP segment. Regarding Telephonics, the product group is Defense Electronics. We believe Griffon’s current disclosure reflects the grouping of similar products and is in compliance with the above guidance.

Also, please note this was addressed in Griffon’s May 23, 2011 letter, responding to comment number 2 in the April 29, 2011 SEC staff comments letter.

Should you require any further information, please do not hesitate to contact me.

Very truly yours,

/s/ Brian G. Harris
Brian G. Harris

Senior Vice President

Chief Financial Officer

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